CERTIMS

NYSE Group

07048385

Paras Madho
Director
Securities Operations

NYSE Group, Inc. | 20 Broad Street
New York, New York 10005
t 212.656.5076 | f 212.656.5893
pmadho@nyse.com

1-33392

RECD S.E.C.
APR 0 3 2007
1086

April 3, 2007

Mr. Brian Johnson
Branch Chief
Securities and Exchange Commission
Branch of Filer Support 2
Room 2531
100 F Street, NE
Washington, DC 20549

PROCESSED
APR 05 2007
THOMSON
FINANCIAL

Dear Mr. Johnson:

The New York Stock Exchange certifies approval for listing and registration under the Securities Exchange Act of 1934, NYSE Euronext, Inc. (It is anticipated that NYSE Euronext, Inc. will change its name to NYSE Euronext effective April 4, 2007), Common Stock, par value $0.01 per share and requests immediate acceleration of registration. Adequate distribution assured. Form 8-A received on April 3, 2007. Tentative listing date – April 4, 2007

Sincerely,

END